September 8, 2009
VIA FACSIMILE AND EDGAR
Christian Windsor
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	BankAtlantic Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2009
Form 8-K filed July 23, 2009
File No. 001-13133
Dear Mr. Windsor:
     This letter is in response to comments of the Staff regarding the above-referenced filings, which were provided in your letter to Valerie C. Toalson, dated August 21, 2009.
     The Staff’s comments are duplicated below, with BankAtlantic Bancorp’s (the “Company’s”) responses provided after each comment.
Form 10-K for the Fiscal Year Ended December 31. 2008
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 34
Purchases of equity securities by the issuer and affiliated purchasers, page 36
1.	We note that you disclose the number of shares of the company’s Class A common stock purchased by BFC during 2008 in the aggregate. Please tell us the total number of shares purchased and average price paid per share on a monthly basis for the fourth quarter of 2008. Please also confirm that you will report purchases by the company or any affiliated purchaser on a monthly basis in future filings. Refer to Item 5(c) of Form 10-K, Item 2(c) of Part II of Form 10-Q and Item 703 of Regulation S-K.
Company’s Response to Item 1:
In future filings, we will report purchases of our Class A Common Stock by the Company or any affiliated purchaser on a monthly basis in our Exchange Act filings.
The table below provides the number of shares of our Class A Common Stock purchased by BFC Financial Corporation during the fourth quarter of 2008, and is an example of what we will reflect in future filings, as applicable.

Shares purchased by
BFC Financial Corporation:

	Total Number of	Average Price
Period	Shares Purchased	Per Share
October, 2008	—	—
November, 2008	—	—
December, 2008	323,848	$3.50
Management’s Discussion and Analysis of Financial Condition
Liquidity and Capital Resources. page 66
2.	You state on page 68 that the company submitted an application for Capital Purchase Program funds and as of the date of the filing, the Treasury had not acted on the application. You also state that in the event you receive approval for participation in the Capital Purchase Program and choose to do so, you expect that you would end the deferral of interest payments on your junior subordinated debentures using existing funds of the company. We note, however, that you did not disclose the status of your application in the Liquidity and Capital Resources section of your Form 10-Q for the second quarter of 2009. Please tell us, and revise future filings to disclose, the status of your application and any effect on liquidity, including, in particular, the company’s decision to continue the deferral of interest payments on its junior subordinated debentures.
Company’s Response to Item 2:
The Company and BankAtlantic submitted applications for CPP funds during the fourth quarter of 2008. We have not withdrawn the applications, nor has the Treasury, to our knowledge, acted on the applications. Additionally (as stated on page 21 of the Form 10-K for the Fiscal Year Ended December 31, 2008), we believe that the Company’s decision to defer quarterly payments of interest on its outstanding trust preferred junior subordinated debentures might have a negative impact on our application to receive funds under the CPP. We did not disclose an update to the status of the Capital Purchase Program applications in our second quarter Form 10-Q as there had been no change to the status as reported in the Form 10-K for the Fiscal Year Ended December 31, 2008.
The impact on the Company’s liquidity of its decision to continue the deferral of interest payments on its junior subordinated debentures is a favorable impact to short-term liquidity; however (as discussed on page 34 of the second quarter 2009 Form 10-Q), the Company’s cash requirements to bring the junior subordinated debentures current will continue to increase upon each quarter’s interest deferral based both on the interest deferred and the accrual of interest on the deferred interest.
While we have disclosed that the deferral of interest on the junior subordinated debentures results in the accumulation of the deferred interest, we will include in future filings more detailed disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis related to the liquidity impact of the Company’s decision to continue the deferral of interest payments on its junior subordinated debentures. Additionally, we will update quarterly the status of our Capital Purchase Program applications with the Treasury.
3.	In future filings, please discuss your ability to access additional capital and sources of liquidity. Please discuss any reduction in your available collateralized borrowing limit from the FHLB Atlanta or any other changes in your available capital. Finally, please discuss, in some detail, the impact on the riskiness of your liquidity position from your use of increasing amounts of brokered deposits and management’s view of the sustainability of such a funding option.

Company’s Response to Item 3:
The Liquidity and Capital Resources section of Management’s Discussion and Analysis includes a discussion of the Company’s and BankAtlantic’s access to and sources of capital and liquidity. Future filings will include added disclosure in this area regarding factors which could impact our access to additional capital and sources of liquidity, including any reductions in our FHLB advance credit limit, any changes in our other available lines of credit impacting our available borrowings under these facilities.
We would note that BankAtlantic Bancorp is currently conducting a rights offering of up to $100 million of its Class A Common Stock with a currently scheduled expiration of September 29, 2009. The proceeds of the rights offering, if completed, will improve liquidity at the holding company level.
The Company advises the Staff that while BankAtlantic’s brokered deposit balances have increased from 2008 levels, BankAtlantic’s brokered deposit balances are not planned to significantly increase in the foreseeable future from June 30, 2009 levels. At June 30, 2009, BankAtlantic’s $223.4 million of brokered deposits represent only 4.3% of total assets. Based on the various sources and amounts of liquidity available to BankAtlantic (as detailed throughout the BankAtlantic Liquidity and Capital Resources section on pages 36-37 of the second quarter 2009 Form 10-Q), we do not believe BankAtlantic’s current level of brokered deposits creates heightened liquidity risk. Additionally, we currently believe that BankAtlantic’s brokered deposit levels are sustainable due to the relatively low portion of its assets that are funded by brokered deposits (4.3% at June 30, 2009), and BankAtlantic’s strategy to maintain brokered deposits levels commensurate with June 30, 2009 levels. Future filings will include additional disclosure surrounding BankAtlantic’s use of brokered deposits as a liquidity source.
Part III
Director and Management Indebtedness, page 6 of Definitive Proxy Statement on Schedule 14A
4.	You state that loans were made on substantially the same terms as those prevailing at the time for comparable transactions with the general public. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Company’s Response to Item 4:
In future filings, the Company will revise the wording related to Director and Management Indebtedness as follows:
     “While the Company does not make loans to its executive officers or directors, BankAtlantic, the Company’s federal savings bank subsidiary, may make and only has made such loans in accordance with applicable law, which requires that all loans or extensions of credit by BankAtlantic to executive officers and directors of the Company be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to BankAtlantic.”
Form 10-Q for the Quarterly Period Ended June 30, 2009
Item 1. Financial Statements
Notes to Consolidated Financial Statements — Unaudited
Note 3. Securities Available for Sale, page 13
5.	We note that the Company was required to adopt FSP FAS 115-2 and FAS 124-2 effective April 1, 2009. Please describe in sufficient detail how the Company has complied with the new recognition and reporting requirements of this FSP. In preparing your response, please specifically address the following and confirm that the Company will provide enhanced disclosure for these items in all future filings beginning with the September 30, 2009 Form 10-Q:
•	Explain the company’s consideration of paragraphs 20-22 of the FSP in determining that the $1.4 million impairment in the second quarter was other than-temporary;

•	Refer to paragraphs 27 through 30 of the FSP and tell us how the company determined that the entire amount of other-than-temporary impairment should be recognized through earnings;

•	Refer to paragraphs 45 through 46 of the FSP and tell us how the company determined there was no transition adjustment necessary upon adoption; and

•	Tell us how the company has complied with all of the disclosure requirements in paragraphs 38 through 43 of the FSP.
Company’s Response to Item 5:
In future filings, the Company will disclose the following in the securities available for sale footnote, (presented as an example as of June 30, 2009):
     “In April 2009, the FASB amended the guidance for the recognition and presentation of other-than-temporary impairments of debt securities. Under this guidance, if we do not have the intention to sell and it is more-likely-than-not we will not be required to sell the debt security, the guidance requires segregating the difference between fair value and amortized cost into credit loss and losses related to all other factors with only the credit loss recognized in earnings and all other losses recorded to other comprehensive income. Where our intent is to sell the debt security or where it is more-likely-than-not that we will be required to sell the debt security, the entire difference between the fair value and the amortized cost basis is recognized in earnings. The new guidance also requires disclosure of the reasons for recognizing a portion of impairment in other comprehensive income and the methodology and significant inputs used to calculate the credit loss component. We adopted the new guidance effective April 1, 2009. As of the adoption date, we held no debt securities for which an other-than-temporary impairment was previously recognized. As a consequence, we did not recognize a cumulative effect adjustment upon the adoption of this new guidance.”

The $1.4 million other-than-temporary impairment recognized by the Company in the second quarter 2009 was associated with an equity security and not debt securities. Accordingly, the Company followed the guidance of FSP 115-1 in recognizing this impairment instead of FSP FAS 115-2 and FAS 124-2, which amends the other-than-temporary impairment guidance for debt securities. We would note that paragraph 2 of the FSP FAS 115-2 and FAS 124-2 states that: “This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities”.
The Company determined that the entire amount of the other-than-temporary impairment of the equity security should be recognized in earnings in accordance with FSP FAS 115-1, paragraph 15, which states “If it is determined in Step 2 that the impairment is other than temporary, then an impairment loss shall be recognized in earnings equal to the entire difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made”.
The Company determined that there was no transition adjustment required upon the adoption of FSP FAS 115-2 and FAS 124-2, as BankAtlantic Bancorp did not recognize other-than-temporary impairments on debt securities held as of April 1, 2009 in prior periods. All other-than-temporary impairments recognized by BankAtlantic Bancorp in prior periods were associated with equity securities.
With respect to the disclosure requirements of FSP paragraph 38 through 43, please see additional discussion of the respective paragraphs below.
Paragraph 38 and Paragraph 39
On page 13 of the Company’s second quarter 2009 Form 10-Q, we disclosed securities available for sale by type which included mortgage-backed securities, real estate mortgage investment conduits, bonds and equity securities. In future filings, we will disclose that the mortgage-backed securities were collateralized by residential loans issued by government agencies. The Company did not consider it necessary to further segment mortgage-backed securities by government agency such as FNMA, FHLMC or GNMA. As of June 30, 2009, the Company did not have securities classified as held-to-maturity. Additionally, the Company disclosed the gross unrealized losses on Investments in a loss position on page 13 (first table). Debt securities in a loss position were not considered other-than-temporarily impaired as of June 30, 2009. The gross unrealized loss on debt securities available for sale was $72,000 as of June 30, 2009.
Paragraph 40
On page 13 of the Company’s second quarter 2009 Form 10-Q, we included the disclosures required by FASB Statement 115 except for the debt securities scheduled maturity table and the amount of unrealized holding gains or losses included in other comprehensive income. The scheduled maturity table was not considered necessary as the substantial majority of our securities available for sale are due after ten years. The unrealized gains included in other comprehensive income was the same as the amount disclosed in our consolidated statement of stockholders’ equity and comprehensive income due to the deferred tax valuation allowance established for the entire amount of our deferred tax assets.

In future filings, we will include the following tables in our securities available for sale footnote.
     “The scheduled maturities of debt securities available for sale were (in thousands):

	Debt Securities
	Available for Sale
		Estimated
	Amortized	Fair
June 30, 2009 (1) (2)	Cost	Value
Due within one year	$6	6
Due after one year, but within five years	321	323
Due after five years, but within ten years	35,870	35,852
Due after ten years	380,634	394,801

Total	$416,831	430,982

(1)	Scheduled maturities in the above table may vary significantly from actual maturities due to prepayments.

(2)	Scheduled maturities are based upon contractual maturities.
     The change in net unrealized holding gains or losses on securities available for sale, included as a separate component of stockholders’ equity, was as follows (in thousands):

	For the Six Months
	Ended June 30,
	2009	2008
Net change in other comprehensive income on securities available for sale	$2,246	(15,401)
Change in deferred tax (benefit) provision on net unrealized losses on securities available for sale	—	(5,425)

Change in stockholders’ equity from net unrealized losses on securities available for sale	$2,246	(9,976)

Paragraph 41
The unrealized loss table required by FSP FAS 115-1 was not included in the Company’s second quarter 2009 Form 10-Q as the gross loss of $72,000 was considered immaterial. In future filings, we will include the following tables required by FSP FAS 115-1 regardless of materiality.

     “The following table shows the gross unrealized losses and fair value of the Company’s securities available for sale with unrealized losses that are deemed temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2009 and December 31, 2008 (in thousands):

	As of June 30, 2009
	Less Than 12		12 Months or
	Months		Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Mortgage-backed securities	$315	(1)	103	(1)	418	(2)

Real estate mortgage investment conduits	26,459	(70)	—	—	26,459	(70)

Total available for sale securities:	$26,774	(71)	103	(1)	26,877	(72)

	As of December 31, 2008
	Less Than 12		12 Months or
	Months		Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Mortgage-backed securities	$4,736	(39)	—	—	4,736	(39)

Real estate mortgage investment conduits	—	—	27,426	(944)	27,426	(944)

Total available for sale securities:	$4,736	(39)	27,426	(944)	32,162	(983)

     Unrealized losses on securities at June 30, 2009 and December 31, 2008 were also caused by changes in interest rates. These securities are guaranteed by government agencies and are of high credit quality. Since these securities are of high credit quality, management believes that these securities may recover their losses in the foreseeable future. Further, management does not currently intend to sell these debt securities and believes it will not be required to sell these debt securities before the price recovers. Accordingly, the Company does not consider these investments other-than-temporarily impaired at June 30, 2009 and December 31, 2008.”
Paragraph 42 and Paragraph 43
As previously indicated, no disclosure was required under these paragraphs in the Company’s second quarter 2009 Form 10-Q as we did not recognize an other-than-temporary impairment on debt securities during the period.

Note 6. Loans Receivable, page 15
6.	We note your disclosure on page 10 describing your methodology for measuring loans for impairment and that on page 16 that you had approximately $246.2 million of impaired loans with a specific valuation allowances of $58.7 million and $260.4 million in impaired loans without specific valuation allowances at June 30, 2009. As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:
•	The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

•	The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

•	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•	How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

•	In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.
Company’s Response to Item 6:
The disclosure on page 10 of our 2009 second quarter Form 10-Q relates to assets measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Loans measured for impairment using the fair value of the collateral in the table on page 10 represents impaired loans that were measured based on the fair value of the collateral during the six months ended June 30, 2009. The disclosure regarding impaired loans on page 16 is broader than the disclosure on page 10 in that it relates to all of our impaired loans, including loans measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate and large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and measured for impairment in accordance with FASB Statement No. 5.
Once loans are deemed to be collateral dependent, they are generally placed on non-accrual unless there is an overabundance of collateral and the loan is in the process of collection. BankAtlantic’s policy is to have a current appraisal on adversely classified real estate loans for all applicable FAS No. 114 loans except restructured loans, which are generally measured based of the present value of expected cash flows. An appraisal is considered current if dated within one year from the prior appraisal date.

However, on a case-by-case basis, appraisals may be obtained more frequently when, based on management’s judgment, there has been a significant change in market conditions necessitating a new appraisal. Due to the policy of obtaining current appraisals on adversely classified real estate loans, a majority of non-performing collateral dependent loans will generally already have a current appraisal at the point it is determined to be non-performing. As such, we do not have significant time lapses between the time when collateral dependent loans are recognized as non-performing and the receipt of a current appraisal.
The Company continuously monitors collateral dependent loans and performs an impairment analysis on these loans quarterly. As indicated above, an appraisal is obtained when a real estate loan becomes adversely classified and an updated (new) appraisal is obtained within one year from the prior appraisal date, or earlier if management deems it appropriate based on significant changes in market conditions. In instances where a property is in the process-of-foreclosure, an updated (new) appraisal may be postponed beyond the one year standard, as an appraisal is required on the date of foreclosure; however, such loans are subject to the quarterly impairment analyses discussed above.
We generally do not charge-off an amount different from what was determined to be the fair value of the collateral based on an appraisal. However, if the borrower has obtained a contract for the purchase of the collateral, we will consider the contract price in the fair value measurement of a collateral dependent loan. We also may adjust an appraised value based on our quarterly impairment analysis when we have evidence of market conditions or other relevant factors subsequent to the date of the appraisal. Included in impaired loans on page 16 of our 2009 second quarter Form 10-Q was $368.6 million of collateral dependent loans, of which $352.5 million were measured for impairment using current appraisals and $16.0 million were measured using other valuation methods. The other valuation methods were performed on two loans. One of the loans was to a shopping center developer for which the current appraised value was reduced by $4.1 million in determining the fair value of the collateral in order to reflect declining commercial non-residential real estate market conditions since the date of the appraisal that resulted in lower potential rental income and higher vacancy rates in the market where the collateral is located. The other loan was to a residential land developer for which the current appraised value was increased by $1.7 million. The borrower was able to refinance a portion of the loan with an unrelated financial institution at a higher value than the most recent appraised value.
Partially charged-off non-accrual loans remain on non-accrual subsequent to the charge-off, and the receipt of an updated appraisal does not change the non-accrual status. Where we have modified terms of partially charged-off loans, we report these loans as troubled debt restructured loans. Our policy is to consider returning these troubled debt restructured loans to an accruing status once the borrower demonstrates a sustained period of performance under the modified terms, which we generally consider to be performance over a six-month period.
It is the Company’s policy to measure collateral dependent impaired loans based on the fair value of the collateral in accordance with the policy stated above. In the event that we are unable to obtain a new appraisal by the relevant period end, or when our quarterly impairment analyses in periods subsequent to the receipt of the new appraisal indicates market conditions have significantly changed, we may adjust the most recent appraisal for changes in market conditions subsequent to the appraisal date. We review the prior appraisal and validate the assumptions against current market observable data. Adjustments to the prior appraisal may be supported by data from updated rent rolls, current appraisals on similar projects, recently executed sales contracts specific to the property, and research services that we subscribe to such as Case-Schiller, Foreign Housing Finance Agency and Regis. Based upon this analysis, a specific reserve could be established. Upon receipt of the new appraisal, the specific reserve is adjusted or the loan is charged-off to the amount supported by the new appraisal.

Impaired loans with no specific reserves represent loans that were charged-down to the fair value of the collateral less cost to sell, loans in which the collateral value less cost to sell was greater than the carrying value of the loan, loans in which the present value of the cash flows discounted at the loan’s effective interest rate was equal to or greater than the carrying value of the loan, or large groups of smaller-balance homogeneous loans that are collectively measured for impairment.
In future filings, we will include additional disclosure describing our policies in this area consistent with the foregoing.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Asset Quality, page 27
7.	We note the continued deterioration in your asset quality. Considering the significance of deterioration and the resulting impact on your key performance ratios and your results of operations, revise your future filings to:
•	Include a discussion of your purchased residential loan portfolio similar to that provided on page 3 of your December 31, 2008 Form 10-K with enhanced disclosures in terms of FICO scores, appraisals and current loan to values, detailing the trends and potential risks by vintage and geography;

•	Disclose the amount of interest only loans in your residential loan portfolio, including the amount of loans that became fully amortizing thus far in 2009 as well as those that have interest rates scheduled to reset in the remainder of 2009 and 2010. Disclose the expected effects on the Company’s future cash flow, liquidity and results of operations, taking into consideration current trends such as increased delinquency rates, rising unemployment rates and reduced collateral values due to declining home prices. Also, please consider expanding your disclosure to include the amount of interest only loans classified as nonperforming and any loss mitigation strategies including, but not limited to, any plans to modify loans, convert adjustable mortgages into fixed rate, defer payments, extend reset dates, etc and how these loss mitigation strategies, if applied, would affect your loan receivable aging and loan performance status;

•	Separately quantify non-performing assets for each major category of loans in your portfolio similar to that provided on page 54 of your December 31, 2008 Form 10-K; and

•	Provide an allocation of the allowance for loan losses by loan category, as required by Section IV.B of Industry Guide III and similar to that provided on page 51 of your December 31, 2008 Form 10-K.

Provide us with your proposed revisions to be included in future filings using your June 30, 2009 information as an example.
Company’s Response to Item 7:
In future filings, the Company will include additional disclosures on our purchased residential loan portfolio by vintage and geography, segregated further by characteristics regarding amortizing and interest-only payments, and disclosing FICO scores at origination, current FICO scores, loan-to-value at origination and available updated loan to values, and debt ratios at origination. We would note supplementally that BankAtlantic updates loan-to-value ratios and FICO scores annually for the entire portfolio.
In future filings, the Company will also disclose the amount of interest-only loans in our residential loan portfolio and the amount of interest-only loans scheduled to reset during the current period and the following twelve months. We will indicate in the disclosure that the resetting of residential interest only loans could result in future increases in a borrower’s loan payments when the contractually required repayments increase due to interest rate adjustments or when amortization of the principal amount begins. The disclosure will indicate that these payment increases may affect a borrower’s ability to meet the debt service on or to repay the loan and may lead to increased defaults and losses which could result in additional provisions for residential loan losses. We will also disclose the amount of non-accrual, interest-only residential loans, our policy for reporting delinquency aging of modified loans and our policy for returning modified non-accrual loans to accrual. The Company believes that the resetting of interest only payment loans during 2009 and 2010 will not have a material impact on the Company’s liquidity as only $72.2 million are scheduled to reset during the next 18 months.
The Company will also include in future filings on Form 10-Q, the non-performing assets table on page 54 and the allowance for loan loss by category table on page 51 of our 2008 Form 10-K.
See Exhibit A for the proposed revisions to our Asset Quality disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
8.	As a related matter, please revise your future filings to include disclosure similar to that provided on page 52 of your December 31, 2008 Form 10-K focused on the significant credit relationships that make up the majority of the non-accrual loans. At a minimum, please ensure that these disclosures include the following:
•	When the loans were originated and relevant payment history information, when you classified these loans as non-performing, and when the loans defaulted, if applicable;

•	General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.);

•	The type of collateral securing the loan;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship and specifically how you determined the amount of provisions to record;

•	Whether you consider the loans to be collateral dependent, and if so, whether you obtained an independent appraisal(s) that resulted in the provisions recorded which supports the current carrying value of this loan. Additionally, please specifically disclose the last appraisal date and the type of appraisal obtained such as a new full appraisal or an update of a prior full appraisal, as applicable. If no appraisal(s) were obtained, please tell us in sufficient detail how you determined the amounts of the provisions recorded and the remaining carrying value of this loan;

•	Why management believes the allowance for loan losses on the particular credit relationship is adequate to provide for losses that may be incurred; and

•	Any other pertinent information deemed necessary to understand your review of these loans and related accounting for these loans.

Provide us with your proposed revisions to be included in future filings using your June 30, 2009 information as an example.
Company’s Response to Item 8:
In future filings, we will disclose significant credit relationships that make up the majority of our non-performing commercial real estate loans by reportable segment. The disclosure will include by credit relationship:
(1)	Loan origination date;

(2)	Date placed on non-accrual;

(3)	Default date;

(4)	Occupation of borrower;

(5)	Type of collateral;

(6)	Outstanding balance at period end;

(7)	Amount of the allocated allowance; and

(8)	Indicate if the credit relationship is collateral dependent and if so, the date of last appraisal.
          Management believes that the allowance for loan losses assigned to each of the significant credit relationships is adequate. All significant credit relationships are collateral dependent, were measured based on current appraisals from independent appraisers, and were reviewed for reasonableness by a qualified review appraiser. An appraisal is considered current when dated within one year from the prior appraisal date. As of June 30, 2009, BankAtlantic had one significant credit relationship for which the current appraised value was reduced by $4.1 million in determining the fair value in order to reflect declining commercial non-residential real estate market conditions since the date of the appraisal that resulted in lower potential rental income and higher vacancy rates in the market where the collateral is located. BankAtlantic had outstanding commitments to lend approximately $700,000 of additional funds to the above relationship as of June 30, 2009.
          See Exhibit A for the proposed revisions to our Asset Quality disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Form 8-K filed July 23, 2009
9.	We note your presentations of “tangible assets”, “tangible stockholders’ equity”, “tangible common equity to tangible assets”, “return on average tangible assets”, “return on average tangible equity’, “tangible book value per share”, “core expenses”, and “core operating earnings” here and in various other locations throughout your filings. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K, as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following;

•	To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(c) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements;

•	To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and

•	To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in an Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.
Company’s Response to Item 9:
In any future filings with the Commission which contain non-GAAP measures, we will comply with the labeling and disclosure requirements of Item 10(e) of Regulation S-K. We would note that in our Form 8-K filed July 23, 2009, we defined tangible assets and tangible equity, and also provided a reconciliation of pre-tax core operating earnings. In future Item 2.02 Form 8-Ks or in any other publicly disclosed material information containing a non-GAAP measure, such as “tangible assets”, “tangible stockholders’ equity”, “tangible common equity to tangible assets”, “return on average tangible assets”, “return on average tangible equity”, “tangible book value per share”, “core expenses”, and “core operating earnings”, we will clearly identify these measures as non-GAAP, provide a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP, and a reconciliation of the difference between the non-GAAP financial measure and the most directly comparable GAAP financial measure.
In connection with responding to the Staff’s comments, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope this letter addresses the Staff’s questions and comments. Please contact me at (954) 940-5326 if you have any questions or further comments, or if we can be of any further assistance.
Sincerely,

/s/ Valerie C. Toalson Valerie C. Toalson
EVP, Chief Financial Officer
BankAtlantic Bancorp, Inc.

EXHIBIT A
Proposed Revisions to Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Asset Quality
BankAtlantic’s Asset Quality
     At the indicated dates, BankAtlantic’s non-performing assets and potential problem loans (contractually past due 90 days or more, performing impaired loans or troubled debt restructured loans) were (in thousands):

	As of
	6/30/2009	12/31/2008
NONPERFORMING ASSETS
Tax certificates	$3,091	1,441
Commercial real estate	204,104	161,947
Consumer	11,821	6,763
Small business	8,916	4,644
Residential real estate (4)	64,720	34,734
Commercial business	5,887	—

Total nonaccrual assets (3)	$298,539	209,529

Residential real estate owned	$5,349	2,285
Commercial real estate owned	24,728	16,500
Small business real estate owned	136	260
Other repossessed assets	23	—

Total repossessed assets	30,236	19,045

Total nonperforming assets, net	$328,775	228,574

Allowances
Allowance for loan losses	$156,821	125,572
Allowance for tax certificate losses	7,508	6,064

Total allowances	$164,329	131,636

POTENTIAL PROBLEM LOANS
Contractually past due 90 days or more (1)	$12,654	15,721
Performing impaired loans (2)	83,612	0
Troubled debt restructured	63,057	25,843

TOTAL POTENTIAL PROBLEM LOANS	$159,323	41,564

(1)	The majority of these loans have matured and the borrowers continue to make payments under the matured agreements.

(2)	BankAtlantic believes that it will ultimately collect all of the principal and interest associated with these loans; however, the timing of the payments may not be in accordance with the contractual terms of the loan agreement.

(3)	Includes $44.8 million and $0 of troubled debt restructured loans as of June 30, 2009 and December 31, 2008, respectively.

(4)	Includes $39.6 million and $20.8 million of interest-only residential loans as of June 30, 2009 and December 31, 2008, respectively.
     During the six months ended June 30, 2009, real estate values in markets where our collateral is located continued to decline and economic conditions deteriorated further. In June 2009, Florida’s unemployment rate hit a 33 year high at 10.6% and the national unemployment rate rose to 9.5%. The recession and high unemployment is adversely affecting commercial non-residential real estate markets as consumers and businesses reduce spending which in turn may cause delinquencies on loans collateralized by shopping centers, hotels and offices to significantly increase nationwide. Additionally, rising national unemployment has resulted in higher delinquencies and foreclosures on jumbo residential real estate loans during 2009. These adverse economic conditions continued to adversely impact the credit quality of all of BankAtlantic’s loan products resulting in higher loan delinquencies, charge-offs and classified assets. We continued to incur losses in our commercial residential real estate and consumer home equity loan portfolios. We also began experiencing higher losses in our commercial non-residential, residential and small business loan portfolios as the deteriorating economic environment has adversely impacted these borrowers. We believe that if real estate and general economic conditions and unemployment trends in Florida do not improve, the credit quality of our loan portfolio will continue to deteriorate and additional provisions for loan losses may be required in subsequent periods. Additionally, if jumbo residential loan delinquencies and foreclosures continue to increase nationwide, additional provisions for residential loan losses may be required.
     Non-performing assets were substantially higher at June 30, 2009 compared to December 31, 2008 primarily resulting from higher non-performing loans and real estate owned balances.
     The increase in non-accrual tax certificates and the higher allowance for tax certificate losses primarily resulted from certain out of state tax certificates purchased in real estate markets that have deteriorated since the purchase date. Management believes that these adverse economic conditions in distressed areas resulted in higher tax certificate non-performing assets and charge-offs than historical trends.
     The higher non-performing loans primarily resulted from a $48.0 million and a $30.0 million increase in non-accrual commercial and residential loans, respectively.
     Commercial residential loans continue to constitute the majority of non-performing loans; however, BankAtlantic is experiencing unfavorable delinquency trends in commercial loans collateralized by commercial land and retail income producing properties and may experience higher non-performing loans in these loan categories in subsequent periods. BankAtlantic’s commercial loan portfolio includes large loan balance lending relationships. As a consequence, seven relationships account for 53% of our $204.1 million of non-accrual commercial real estate loans as of June 30, 2009. The following table outlines general information about these relationships as of June 30, 2009 (in thousands):

	Outstanding	Specific	Date loan	Date Placed	Default	Collateral	Date of Last
Relationships	Balance	Reserves	Originated	on Nonaccrual	Date (3)	Type	Full Appraisal

Residential Land Developers
Relationship No. 1	$25,000	280	Oct-04	Q4-2008	Q4-2008	Land A&D	Oct-08
Relationship No. 2 (4)	14,498	5,035	Aug-04	Q4-2008	Q1-2009	Builder Land	Nov-08
Relationship No. 3	12,500	—	Aug-06	Q1-2009	Q1-2009	Land A&D	Jan-09
Relationship No. 4 (1)	12,366	3,607	Aug-04	Q3-2007	Q4-2007	Builder Land	Dec-08
Relationship No. 5 (2)	11,361	—	Apr-06	Q2-2009	Q2-2009	Builder Land	Oct-08

Total	75,725	8,922

Shopping Center Developer
Relationship No. 6	14,165	4,492	Jun-04	Q4-2008	Q4-2008	Construction	Aug-08
Commercial Land Developer
Relationship No. 7	18,954	5,900	Dec-06	Q4-2008	Q4-2008	Construction -- Mixed use	Jan-09

Total of Large Relationships	$108,844	19,314

(1)	During 2008, BankAtlantic recognized partial charge-offs on relationship No. 4 of $7.7 million.

(2)	During 2009, BankAtlantic recognized partial charge-offs on relationship No. 5 of $2.0 million.

(3)	The default date is defined as the date of the initial missed payment prior to default.

(4)	A modification was executed, and the loan is reported as a troubled debt restructure and currently not in default.
     The loans that comprise the above relationships are all collateral dependent. As such, we established specific reserves or recognized partial charge-offs on these loans based on the fair value of the collateral less costs to sell. The fair value of the collateral was determined using unadjusted third party appraisals for all relationships except for the shopping center developer relationship. The appraised value for this relationship was reduced by $4.1 million in order to reflect declining commercial non-residential real estate market conditions since the appraisal date that resulted in lower rent income and higher vacancy rates in the market where the collateral is located. BankAtlantic performs quarterly impairment analysis on these credit relationships and may reduce appraised values if market conditions significantly deteriorate subsequent to the appraisal date. However, BankAtlantic’s policy is to obtain a full appraisal within one year from the date of the prior appraisal, unless the loan is in the process of foreclosure. A new appraisal is obtained at the date of foreclosure.
     We believe that the substantial increase in residential non-accrual loans primarily reflects the significant increase in the national unemployment rate during 2009 and the general deterioration in the national economy and in the residential real estate market as home prices throughout the country continued to decline. The majority of our residential loans are purchased residential jumbo loans and these loans could potentially have outstanding loan balances significantly higher than related collateral values in distressed areas of the country as a result of real estate value declines in the housing markets. Additionally, loans that were originated during 2006 and 2007 have experienced greater deterioration in collateral value than loans originated in prior years resulting in higher loss experiences in these groups of loans. Also, California, Florida, Arizona and Nevada are states that have experienced elevated foreclosures and delinquency rates.
     Included in our purchased residential loan portfolio were interest-only loans. These loans result in possible future increases in a borrower’s loan payments when the contractually required repayments increase due to interest rate movement and the required amortization of the principal amount begins. These payment increases could affect a borrower’s ability to meet the debt service on or repay the loan and lead to increased defaults and losses which could result in additional provisions for residential loan losses.
     At June 30, 2009, BankAtlantic’s residential loan portfolio included $895.3 million of interest-only loans. Approximately $30.3 million of these interest only purchased residential loans became fully amortizing during the six months ending June 30, 2009 and interest only purchased residential loans scheduled to reset during the remaining six months of 2009 and during the year ending December 31, 2010 are $20.5 million and $51.7 million, respectively.
     The following table presents our purchased residential loans by year of origination segregated by amortizing and interest only loans (dollars in thousands):

	Amortizing Purchased Residential
	Loans
Year of	Outstanding	LTV at	Current	FICO Scores	Current	Amount	Debt Ratios
Origination	Balance	Origination	LTV*	at Origination	FICO Scores**	Delinquent	at Origination

2007	$56,260	63.19%	83.87%	751		$1,379	31.83%
2006	71,668	71.11%	93.28%	740		4,668	35.32%
2005	48,379	72.11%	84.40%	729		7,424	35.79%
2004	392,752	66.87%	63.45%	738		11,590	33.86%
Prior to 2004	$208,983	66.65%	48.07%	737		$7,503	31.35%

	Interest Only Purchased Residential
	Loans
	Outstanding	LTV at	Current	FICO Scores	Current	Amount	Debt Ratios
Year of Origination	Balance	Origination	LTV*	at Origination	FICO Scores**	Delinquent	at Origination

2007	$120,412	70.31%	94.20%	752		$12,077	33.27%
2006	249,345	73.30%	93.21%	741		24,920	35.03%
2005	257,166	69.39%	84.48%	739		10,658	33.93%
2004	145,981	71.74%	76.20%	738		9,398	32.39%
Prior to 2004	$122,400	59.70%	59.14%	749		$2,118	30.05%

     The following table presents our purchased residential loans by geographic area segregated by amortizing and interest only loans (dollars in thousands):

	Amortizing Purchased Residential
	Loans
	Outstanding	LTV at	Current	FICO Scores	Current	Amount	Debt Ratios
State	Balance	Origination	LTV*	at Origination	FICO Scores**	Delinquent	at Origination

Arizona	$13,252	69.50%	62.20%	738		$844	33.03%
California	185,527	66.44%	63.74%	743		7,074	34.66%
Florida	84,486	69.85%	60.67%	733		5,840	33.48%
Nevada	4,948	71.95%	77.21%	739		—	36.54%
Other States	$496,420	67.11%	66.76%	737		$18,805	33.03%

	Interest Only Purchased Residential
	Loans
	Outstanding	LTV at	Current	FICO Scores	Current	Amount	Debt Ratios
State	Balance	Origination	LTV*	at Origination	FICO Scores**	Delinquent	at Origination

Arizona	$29,433	71.23%	96.30%	747		$4,103	31.53%
California	258,972	69.82%	84.82%	737		26,875	34.27%
Florida	61,619	68.16%	88.51%	750		7,171	31.03%
Nevada	13,015	69.05%	102.11%	746		1,558	35.96%
Other States	$532,265	69.52%	81.28%	743		$19,463	33.39%

*	Current loan-to-values (“LTV”) were as of the first quarter of 2009.

**	Current FICO scores were not available as of June 30, 2009. FICO scores will be updated as of the third quarter of 2009.
     In response to current market conditions, BankAtlantic has developed loan modification programs for certain borrowers experiencing financial difficulties. During the six months ended June 30, 2009, BankAtlantic modified the terms of certain commercial, small business, residential and home equity loans. Generally, the concessions made to borrowers experiencing financial difficulties were the reduction of the loan’s contractual interest rate, conversion of amortizing loans to interest only payments or the deferral of interest payments to the maturity date of the loan. Loans that are not delinquent at the date of modification are generally not placed on non-accrual. Modified non-accrual loans are not returned to an accruing status and BankAtlantic does not reset days past due on delinquent modified loans until the borrower demonstrates a sustained period of performance under the modified terms, which is generally performance over a six month period. However, management can give no assurance that the modification of loans will result in increased collections from the borrower.
     BankAtlantic’s troubled debt restructured loans by loan type were as follows (in thousands):

	As of June 30, 2009		As of December 31, 2008
	Non-accrual	Accruing	Non-accrual	Accruing
Commercial	$33,811	45,399	—	25,843
Small business	4,159	5,708	—	—
Consumer	668	9,989	—	—
Residential	6,137	1,961	—	—

Total	$44,775	63,057	—	25,843

     The increase in real estate owned during the six months ending June 30, 2009 primarily resulted from two commercial non-residential loan foreclosures and an increase in residential real estate loan foreclosures associated with the residential and home equity loan portfolios.

     The table below presents the allocation of the allowance for loan losses by various loan classifications (“Allowance for Loan Losses”), the percent of allowance to each loan category (“ALL to gross loans percent”) and the percentage of loans in each category to gross loans (“Loans to gross loans percent”). The allowance shown in the table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or percentages or that the allowance accurately reflects future charge-off amounts or trends (dollars in thousands):

	June 30, 2009			December 31, 2008
		ALL	Loans		ALL	Loans
		to gross	by		to gross	by
	ALL	loans	category	ALL	Loans	category
	by	in each	to gross	by	in each	to gross
	category	category	loans	category	category	loans

Commercial business	$3,174	2.28%	3.37%	3,173	2.22%	3.15%
Commercial real estate	79,622	6.65	29.02	75,850	5.44	30.69
Small business	9,229	2.94	7.60	8,133	2.49	7.20
Residential real estate	22,414	1.28	42.49	6,034	0.31	42.56
Consumer — direct	42,382	5.86	17.52	32,382	4.35	16.40

Total assigned	$156,821	3.80	100.00	$125,572	2.76	100.00

     The increase in the allowance for loan losses at June 30, 2009 compared to December 31, 2008 primarily resulted from an increase in reserves for consumer and residential loans of $10.0 million and $16.4 million, respectively, reflecting the unfavorable delinquency trends and continued deterioration of key economic indicators during the six months ended June 30, 2009 as discussed above.
     Included in the allowance for loan losses as of June 30, 2009 and December 31, 2008 were specific reserves by loan type as follows (in thousands):

	June 30,	December 31,
	2009	2008
Commercial	$32,252	29,208
Small business	435	300
Consumer	2,551	—
Residential	8,088	—

Total	$43,326	29,508

     Residential real estate and real estate secured consumer loans that are 120 days past due are written down to estimated collateral value less cost to sell. As a consequence of longer than historical time-frames to foreclose and sell residential real estate and the rapid decline in residential real estate values where our collateral is located, BankAtlantic began performing quarterly impairment evaluations on residential real estate and real estate secured consumer loans that were written down in prior periods to determine whether specific reserves were necessary for further estimated market value declines. BankAtlantic also may establish specific reserves on loans that are individually evaluated for impairment (generally commercial and small business loans).

     The activity in BankAtlantic’s allowance for loan losses was as follows (in thousands):

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
Balance, beginning of period	$146,639	83,396	125,572	94,020

Charge-offs
Residential	(3,923)	(1,027)	(8,511)	(1,651)
Commercial	(10,530)	(14,501)	(16,095)	(55,092)
Commercial business	(516)	—	(516)	—
Consumer	(9,118)	(7,225)	(19,439)	(12,061)
Small business	(2,347)	(464)	(5,118)	(1,660)

Total Charge-offs	(26,434)	(23,217)	(49,679)	(70,464)
Recoveries of loans previously charged-off	661	444	1,453	619

Net (charge-offs)	(25,773)	(22,773)	(48,226)	(69,845)
Transfer of specific reserves to Parent Company	—	—	—	(6,440)
Provision for loan losses	35,955	37,801	79,475	80,689

Balance, end of period	$156,821	98,424	156,821	98,424

     The increase in charge-offs on consumer home equity and residential loans during the three and six months ended June 30, 2009 compared to the same 2008 periods was primarily due to the significant increase in unemployment rates and declining real estate values. These adverse economic conditions have affected our borrowers’ ability to perform under their loan agreements. The increase in small business charge-offs during the three and six months ended June 30, 2009 compared to the same 2008 periods, reflects, we believe, the deteriorating financial condition of our borrowers’ businesses caused, in part, by the effect the current recession has had on consumer spending and the construction industry. The reduction in commercial loan charge-offs during the periods reflects lower charge-offs on builder land bank loans, land acquisition and development loans and land acquisition and construction loans during the 2009 periods compared to the same 2008 periods.

Parent Company Results of Operations
     In March 2008, BankAtlantic transferred non-performing loans to a work-out subsidiary of the Parent Company. The composition of these loans as of June 30, 2009 and December 31, 2008 was as follows (in thousands):

	June 30,	December 31,
	2009	2008

Nonaccrual loans:
Commercial residential real estate:
Builder land loans	$17,471	22,019
Land acquisition and development	16,685	16,759
Land acquisition, development and construction	24,795	29,163

Total commercial residential real estate	58,951	67,941
Commercial non-residential real estate	5,607	11,386

Total non-accrual loans	64,558	79,327
Allowance for loan losses — specific reserves	(15,399)	(11,685)

Non-accrual loans, net	49,159	67,642
Performing commercial non-residential loans	3,352	2,259

Loans receivable, net	$52,511	69,901

     During the six months ended June 30, 2009, the Parent Company’s work-out subsidiary received $5.0 million from loan payments and the sale of a foreclosed property, transferred a $1.0 million loan from non-accrual to performing and foreclosed on two properties aggregating $4.1 million.
     The Parent Company’s non-accrual loans include large loan balance lending relationships. As a consequence five relationships account for 56% of its $64.6 million of non-accrual loans as of June 30, 2009. The following table outlines general information about these relationships as of June 30, 2009 (in thousands):

	Outstanding	Specific	Date loan	Date Placed	Default	Collateral	Date of Last
Relationships	Balance	Reserves	Originated	on Nonaccrual	Date	Type	Appraisal

Residential Land Developers
Relationship No. 1 (1)	$7,873	4,530	Sep-05	Q3-2007	Q4-2008	Builder Land	Jun-09
Relationship No. 2 (2)	7,851	—	Mar-05	Q3-2007	N/A	Builder Land	Jul-08
Relationship No. 3	7,382	2,870	Jan-06	Q1-2008	Q1-2008	Land A&D	May-09
Relationship No. 4 (3)	6,818	418	Feb-04	Q3-2007	Q4-2007	Land AD&C	May-08
Relationship No. 5 (4)	6,174	—	Jan-06	Q1-2008	N/A	Land A&D	Nov-08

Total	36,098	7,818

(1)	During 2008, BankAtlantic recognized partial charge-offs on relationship No. 1 of $6.8 million.

(2)	During 2008, BankAtlantic recognized partial charge-offs on relationship No. 2 of $12.0 million.

(3)	During 2008, BankAtlantic recognized partial charge-offs on relationship No. 4 of $3.0 million and the loan is in the process of foreclosure.

(4)	During 2008, BankAtlantic recognized partial charge-offs on relationship No. 5 of $2.7 million.
     The loans that comprise the above relationships are all collateral dependent. As such, we established specific reserves or recognized partial charge-offs on these loans based on the fair value of the collateral less costs to sell. The fair value of the collateral was determined using unadjusted third party appraisals for all relationships. BankAtlantic performs quarterly impairment analysis on these credit relationships subsequent to the date of the appraisal and may reduce appraised values if market conditions significantly deteriorate subsequent to the appraisal date. However, BankAtlantic’s policy is to obtain a full appraisal within one year from the date of the prior appraisal, unless the loan is in the process of foreclosure. A full appraisal is obtained at the date of foreclosure.